Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

October 2, 2008

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Exchange Traded Note Scheduled to Move to NYSE Arca

New York, NY (October 2, 2008) – Barclays Bank PLC today announced it will transfer its Barclays GEMS IndexTM ETN (JEM) to the NYSE Arca listing and trading platform on or around October 31, 2008. No action is needed by current investors.

Due to the announced merger of the American Stock Exchange and NYSE Euronext, all Amex-listed ETNs and ETFs are expected to be transferred to NYSE Arca by the end of October 2008. NYSE Euronext believes that offering a single platform for listing and trading ETFs and ETNs will further improve efficiencies and market quality.

“NYSE Arca is the primary listing and trading venue for ETNs and ETFs and it will continue to provide liquidity for Barclays GEMS IndexTM ETN,” said Philippe El-Asmar, Head of Solution Sales, Americas at Barclays Capital.

Barclays GEMS IndexTM ETN tracks the total return of the Barclays Global Emerging Markets Strategy (GEMS) IndexTM and pays a monthly coupon representing the implied yield on the Index. The Barclays GEMS Index is based on investing in 1-month synthetic money market deposits. The Index is a global index that measures the total return of the Barclays Global Emerging Markets Strategy applied to 15 diversified Emerging Market Countries.

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 150,000 people. Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

An investment in Barclays GEMS IndexTM ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Barclays GEMS IndexTM ETNs (the “Securities”) are uncollateralized debt securities of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in Barclays GEMS IndexTM ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in ETNs linked to the performance of the Barclays Global Emerging Markets Strategy (GEMS) IndexTM is subject to risks associated with fluctuations, particularly a decline in the value of the index. Because the Barclays GEMS IndexTM is an index of emerging market currencies, there are additional risks beyond those involved in an investment linked to the currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets. The currencies of emerging markets may be more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets.

“Barclays Global Emerging Markets Strategy (GEMS) IndexTM” is a trademark of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

© 2008, Barclays Bank PLC. All rights reserved. Copyright in these materials is owned by Barclays Bank PLC.

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